Exhibit 10.10

Summary Sheet for Director Compensation

March 14, 2012

The Company pays its Chairman of the Board an annual retainer of $70,000. It also pays or reimburses him for the cost of office space that has a rental value of approximately $13,000 per year and provides coverage to him and his domestic partner under the Company’s self-insured medical, dental and vision plan. The Company pays each of its other non-employee directors an annual retainer of $30,000. The chair of the Audit Committee receives an additional annual fee of $20,000. The chairs of each of the Compensation Committee and the Nominating and Corporate Governance Committee receive an additional annual fee of $15,000. Non-chair members of these committees receive an additional $5,000 annual fee for each committee on which they serve.

All director fees are payable in advance in equal quarterly installments and are currently paid via shares of the Company’s common stock based on the closing market price on the regularly scheduled quarterly payment date.

In addition to annual fees, each non-employee director is entitled to receive, at or following each annual meeting of the Company’s shareholders, a grant of stock of the Company valued at $25,000.

In line with the Company’s operating strategy, and as with all salaried employees including senior management, the Company’s directors have accepted since the second quarter of 2009 a 5% reduction in the amount of the fees and stock grants described above.

In addition to fees and stock grants, it is the Company’s policy to reimburse directors for their out-of-pocket expenses incurred in connection with their service on the Board and its committees.